<SEC-DOCUMENT>0000898080-01-000020.txt : 20010216
<SEC-HEADER>0000898080-01-000020.hdr.sgml : 20010216
ACCESSION NUMBER:             0000898080-01-000020
CONFORMED SUBMISSION TYPE:    U-3A-2
PUBLIC DOCUMENT COUNT:        1
CONFORMED PERIOD OF REPORT:   20011231
FILED AS OF DATE:             20020228

FILER:

      COMPANY DATA:
            COMPANY CONFORMED NAME:             ATC MANAGEMENT INC
            CENTRAL INDEX KEY:                  0001133387
            STANDARD INDUSTRIAL CLASSIFICATION: []
            IRS NUMBER:                         391999363

      FILING VALUES:
            FORM TYPE:        U-3A-2
            SEC ACT:
            SEC FILE NUMBER:  069-00497
            FILM NUMBER:      1519456

      BUSINESS ADDRESS:
            STREET 1:         PO BOX 47
            CITY:             WAUKESHA
            STATE:            WI
            ZIP:              53187
            BUSINESS PHONE:   2625066700

      MAIL ADDRESS:
            STREET 1:         PO BOX 47
            CITY:             WAUKESHA
            STATE:            WI
            ZIP:              53187


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935


ATC Management Inc./1/
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

      1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

            a. ATC Management Inc., a Wisconsin corporation, located at N19 W23993 Ridgeview Parkway West, P.O. Box 47, Waukesha, Wisconsin 53187 is an electric utility company that operates and owns an undivided 1/1,000,000 share in electric transmission facilities in Wisconsin, Michigan and Illinois. It has a nominal membership interest in and is the manager of American Transmission Company LLC.

            b. American Transmission Company LLC, ("ATC LLC") a Wisconsin limited liability company, located at N19 W23993 Ridgeview Parkway West, P.O. Box 47, Waukesha, Wisconsin 53187 is an electric utility company that owns the remaining interest in the transmission facilities that are operated by and jointly owned with ATC Management Inc.

      2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

- ----------
/1/	ATC Management Inc. and American Transmission Company LLC are two
entities that conduct business as a single transmission company. See Organization of American Transmission Company, LLC, Public Service Commission of Wisconsin, Docket No. 137-NC-100, December 22, 2000. If the Securities and Exchange Commission were to agree with the Public Service Commission of Wisconsin that these two entities were doing business as a single company, then the combined company would not be a "holding company" as defined in the Public Utility Holding Company Act of 1935 (the "Act") and would not need to file for an exemption from the Act. However, the two companies are not making that argument in this filing and file Form U-3A-2 to claim exemption from the Act pursuant to Rule 2.
- ----------

      ATC Management Inc. owns an undivided 1/1,000,000 and ATC LLC owns the remaining interest in a grid of transmission facilities located primarilyin Wisconsin with a portion in the Upper Peninsula of Michigan and a smaller portion in Illinois adjacent to the Wisconsin border. In all, the transmission assets consist of approximately 8,604 circuit miles of transmission lines with ratings from 69 Kv to 345 Kv plus associated substations and real property interests.

      3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

            (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

            None.

            (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

            None.

            (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

            None.

            (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

            None.

      4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

            (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

            Neither ATC Management Inc. nor ATC LLC hold interest, directly or indirectly, in an EWG or foreign utility company.

            (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

            None.

            (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

            (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

            None.

            (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

            None.

            The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of April 2002.

                                             ATC Management Inc.
                                             (Name of Claimant)


                                             By: /s/ Walter T. Woelfle
                                                 -----------------------
                                             Walter T. Woelfle
                                             Vice President, Legal and
                                             Secretary

CORPORATE SEAL

Attest:

/s/Sarah Astier

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Walter T. Woelfle
Vice President, Legal and Secretary
ATC Management Inc.

N19 W23993 Ridgeview Parkway West
P.O. Box 47
Waukesha, Wisconsin 53187-0047

Exhibit A

American Transmission Company LLC

Balance Sheets
As of December 31, 2001 and 2000

(In Thousands)


ASSETS                                            2001          2000
                                                ________       ______

Transmission and General Plant:
   Property, Plant and Equipment               $1,118,171     $2,120
   Less-Accumulated Depreciation                 (508,373)         -
                                                _________      _____
                                                  609,798      2,120
Construction Work-in-Progress                      34,333          -
                                                _________      _____
  Net Transmission and General Plant              644,131      2,120

Current Assets:
   Cash and Cash Equivalents                       37,997     18,126
   Accounts Receivable                             18,051          -
   Other Current Assets                               659        127
                                                _________     ______
      Total Current Assets                         56,707     18,253

Other Assets                                       22,440     12,570
                                                _________     ______
      Total Assets                               $ 723,278  $ 32,943


MEMBERS' EQUITY AND LIABILITIES                      2001        2000

Capitalization:
   Members' Equity                                $ 385,652     $     -
   Long-Term Debt                                   297,863           -
                                                  _________      ______
     Total Capitalization                           685,515           -

Current Liabilities:
   Line of Credit                                         -       9,800
   Accounts Payable                                  14,318       4,974
   Accrued Liabilities                               21,830       1,167
   Advances from Members                                  -      17,002
                                                    _______     _______
       Total Current Liabilities                     36,148      32,943

Long-Term Liabilities                                 3,615           -

Commitments and Contingencies                             -           -

      Total Members' Equity and Liabilities        $723,278     $32,943
                                                    =======      ======




The accompanying notes are an integral part of these financial statements.

                   American Transmission Company LLC

                       Statements of Operations
         For the Year Ended December 31, 2001 and the Period from
          June 12, 2000 (date of inception) to December 31, 2000

(In Thousands)



                                             2001            2000

Operating Revenues:
   Transmission Service Revenue            $171,579         $      -
   Other Operating Revenue                    3,155                -
                                           ________          _______
     Total Operating Revenues               174,734                -


Operating Expenses:
   Operations                                19,022                -
   Maintenance                               26,090                -
   General and Administrative                27,778           12,495
   Depreciation and Amortization             34,178                -
   Taxes Other than Income                    5,568                -
   Deferral of Start-up Costs                (2,501)         (12,570)
                                            _______           ______
       Total Operating Expenses             110,135              (75)
                                            _______           ______


Operating Income                             64,599              75


Other Income:
   Interest Income                           2,210               25
   Allowance for Other Funds Used During
     Construction                            1,531                -
                                            ______            _____
         Total Other Income                  3,741               25
                                            ______            _____


Earnings Before Interest and Tax            68,340              100


Interest Expense:
   Interest Expense                         16,510              100
   Allowance for Borrowed Funds Used During
      Construction                          (1,371)               -
                                           _______           ______
      Net Interest Expense                  15,139              100
                                           _______           ______

   Earnings Before Tax                    $ 53,201         $      -



The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Statements of Cash Flows
For the Year Ended December 31, 2001 and the Period from
June 12, 2000 (date of inception) to December 31, 2000

(In Thousands)




                                                    2001             2000

Cash Flows from Operating Activities:
   Earnings Before Tax                             $53,201        $     -
   Adjustments to Reconcile Earnings Before Tax
      to Net Cash Flows from Operating Activities-
      Depreciation and Amortization                 34,178              -
       Bond Discount and Debt Issuance Cost
          Amortization                                 293              -
    Allowance for Other Funds Used During
          Construction                              (1,531)             -
    Change in-
          Current Assets                          (18,583)           (127)
          Accounts Payable                          9,344           4,974
          Accrued Liabilities                      20,663           1,167
    Other                                          (6,104)        (12,570)
                                                  _______          ______
          Total Adjustments                        38,260          (6,556)
                                                  _______          ______
         Net Cash Provided by (Used in)
           Operating Activities                    91,461          (6,556)



Cash Flows from Investing Activities:
   Capital Expenditures for Property, Plant and
      Equipment                                   (78,021)         (2,120)
   Allowance for Borrowed Funds Used During
      Construction                                 (1,371)              -
                                                  ________        _______
   Net Cash Used in Investing Activities          (79,392)         (2,120)


Cash Flows from Financing Activities:
   Issuance of Membership Units for Cash            8,411              -
   Redemption of Membership Units                (258,002)             -
   Distribution of Earnings to Members            (27,212)             -
   Issuance of Long-Term Debt, Net                294,405              -
   (Repayment) Issuance of Line of Credit          (9,800)          9,800
   Advances from Members                                -          17,002
                                                 ________         _______
       Net Cash Provided by Financing Activities    7,802          26,802
                                                 ________         _______

Net Change in Cash and Cash Equivalents            19,871          18,126

Cash and Cash Equivalents, Beginning of Period     18,126               -
Cash and Cash Equivalents, End of Period          $37,997         $18,126
                                                  =======         =======

Supplemental Disclosures of Cash Flows Information:
   Cash Paid for:
     Interest                                     $10,021               -




The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Statements of Changes in Members' Equity
For the Year Ended December 31, 2001 and the Period from
June 12, 2000 (date of inception) to December 31, 2000

(In Thousands)



Members' Equity as of June 12, 2000 (date of inception)        $      -

   Change in Members' Equity                                          -

Members' Equity as of December 31, 2000                               -

   Issuance of Membership Units                                 617,665

   Redemption of Membership Units                              (258,002)

   Distribution of Earnings to Members                          (27,212)

   Earnings Before Tax                                           53,201

Members' Equity as of December 31, 2001                        $385,652

Membership Units Outstanding at December 31, 2001                27,968



The accompanying notes are an integral part of these financial statements.

                            ATC Management Inc.
                              Balance Sheets
                     As of December 31, 2001 and 2000


                                                     12/31/01     12/31/00
                                   ASSETS
Current Assets
   Due from Associated Company                    $ 6,640,845
   Other Accounts Receivable                      $    23,256
   Prepayments                                    $    85,739   $  29,260
                                                     ____________________
     Total Current Assets                         $  6,749,840  $  29,260



Property and Equipment                            $        642   $    -

Investment in Associated Company                     $    103,400  $    -



Due from Associated Company                          $  3,486,568  $    -
Deferred Start-up Costs                              $      5,398  $  6,748
Other Assets                                         $    130,044  $    -
                                                     ______________________
      Total Assets                                   $ 10,475,892  $ 36,008
                                                     ______________________


                    LIABILITIES AND INVESTORS' EQUITY

Current Liabilities
   Accrued Liabilities                               $  6,749,840  $    -
   Due to Associated Companies                       $       -     $ 33,008
                                                     ______________________
     Total Current Liabilities                       $  6,749,840  $ 33,008


Commitments

Common Stock - Par Value                             $     103     $       3
Additional Paid-in Capital - Common Stock            $ 103,347     $   2,997
Retained Earnings                                    $   7,895     $      -
                                                     _______________________
      Total Liabilities and Investors' Equity        $10,475,892   $ 36,008
                                                     _______________________

                              ATC Management Inc.
                            Statements of Operations
            For the Year Ended December 31, 2001 and the Period from
               June 12, 2000 (date of inception) to December 31, 2000



                                                2001          2000
                                                ____          ____

Management Fee Revenue                      $ 29,852,076    $     -


Administrative and General Expenses         $ 28,642,887    $  6,748
Depreciation and Amortization               $      1,381    $    -
Taxes Other than Income Taxes               $  1,207,808
Deferral of Start-up Cost                   $      -        $  (6,748)
    Total Operating Expenses              _____________________________
                                            $ 29,852,076    $     -


Operating Income                            $      -        $     -



Other Income (Expense)                      $     10,086    $     -
                                          _____________________________
Income Before Taxes                         $     10,086    $     -


Income Taxes                                $      2,191    $     -
                                          ______________________________
Net Income                                  $      7,895    $     -
                                          ______________________________

                            ATC Management Inc.
                         Statements of Cash Flows
            For the Year Ended December 31, 2001 and the Period from
              June 12, 2000 (date of inception) to December 31, 2000



                                                       2001       2000
                                                       ____       ____

Cash Flows from Operating Activities:
   Net Income                                    $     7,895   $    -
   Adjustments to Reconcile Net Income
      to Cash Flows from Operating Activities
      Depreciation and Amortization              $     1,381   $    -
   Change in:
        Current Assets                           $ (6,720,580) $ (29,260)
        Current Liabilities                      $  6,716,832  $  33,008
        Other                                    $     (1,906) $  (6,748)
                                                 __________________________
         Total Adjustments                       $     (4,273) $  (3,000)
                                                 __________________________
         Net Cash Provided by (Used In) Operating
   Activities                                    $     3,622   $  (3,000)


Cash Flows from Investing Activities
    Capital Expenditures                         $       (672) $    -
    Investment in Affiliated Company             $   (103,400)      -
                                                 __________________________
    Net Cash Used in Operating Activities        $   (104,072) $    -

Cash Flows from Financing Activities
    Issuance of Common Stock                     $    100,450  $   3,000
                                                 __________________________
      Net Cash Provided by Financing Activities  $    100,450  $   3,000

Net Increase in Cash and Cash Equivalents        $       -     $    -

Cash and Cash Equivalents, Beginning of Period   $       -     $    -
                                                 __________________________
Cash and Cash Equivalents, End of Period         $       -     $    -
                                                 __________________________
                                                 __________________________

                              ATC Management Inc.
                  Statements of Changes in Stockholders' Equity
           For the Year Ended December 31, 2001 and the Period from June
                 12, 2000 (date of inception) to December 31, 2000




Stockholders' Equity as of June 12, 2000 (date of inception)  $     -

        Issuance of Common Stock                                  3,000
                                                             ___________

Stockholder's Equity as of December 31, 2000                  $    3,000

      Issuance of Common Stock                                   100,450
      Retained Earnings                                            7,895
                                                             ___________

Stockholder's Equity as of December 31, 2001                  $  111,345
                                                             ___________
                                                             ___________

Common Stock Outstanding as of December 31, 2001              $  103,450
                                                             ___________

Exhibit B

None.